Via EDGAR

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NeoMedia Technologies, Inc.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Filed April 5, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed October 28, 2013

File No. 000-21743

Dear Mr. Krikorian:

Set forth below is a schedule providing additional support to the December 19, 2013 response of NeoMedia Technologies, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 22, 2013, with respect to the review of the Company’s Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2012 as filed with the Commission on April 5, 2013 and the Form 10-Q for the fiscal quarter ended September 30, 2013 filed on October 28, 2013 under Commission File No. 000-21743. The schedule is being provided in connection with our conversation with the Staff on February 18, 2014.

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NeoMedia Technologies, Inc.

As of September 30, 2013

Fair Value Summary Calculation	YA Debentures	Non-YA Debentures	Total	Description
Maturity date of debentures:	8/1/2015	8/1/2015		Per debenture agreements
Period from 9/30/2013 to Maturity (years):	1.84	1.84		Calculation per maturity date
Discount rate:	6.59%	6.59%		Per publicly available corporate bond curves for similar instruments & US Treasury-based risk-free rates
Debenture interest rate:	0% or 9.5%	9.50%		Per debenture agreements. Certain YA debentures are non-interest bearing
Total principal as of 9/30/2013	$34,642,091	$6,277,251		Per debenture agreements. Due 8/1/2015
Total interest as of 9/30/2013	$529,186	$2,216,522	$2,745,708	Calculation per debenture agreements
Present value of principal as of 9/30/2013	$30,812,526	$5,583,322	$36,395,848	Present value using discount rate, period, and principal future value per above

Embedded Derivative Value
Fair value determination basis - P+I	$35,171,277	$8,493,773		Debenture principal plus interest as of 9/30/2013
Weighted conversion price	$0.000183	$0.000180		Lowest volume-weighted average price over trailing 125 days from 9/30/2013, including applied discount of 90% or 95%
Shares indexed to debt	191,799,672,222	47,187,628,278		Basis for fair value determination divided by weighted average
Value per Flexible Monte Carlo technique	$0.00028343	$0.00028638		Based on Flexible Monte Carlo technique
Fair value of Embedded Derivative	$54,362,466	$13,513,593	$67,876,059	Shares indexed to debt time Flexible Monte Carlo value

Total Debentures payable - carried at fair value			$107,017,615	Present value of P+I, plus fair value of embedded derivative

“YA”	YA Global Investments, L.P.
“P+I”	Principal plus interest

Flexible Monte Carlo Inputs	YA Debentures Non-Interest Bearing	YA Debentures Interest Bearing	Non-YA Debentures

125 day lookback conversion price discount	95%	90%	90%
125 day lowest volume-weighted average price
Conversion price	$0.000190	$0.000180	$0.000180
Approximate volatility	165%	165%	165%
Interest rate risk	0.00%	9.50%	9.50%
Risk-adjusted yields	6.59%	6.59%	6.59%
Estimated exercise behaviors (conversion consideration as % of conversion price):
25% conversion probability	129%	135%	135%
50% conversion probability	155%	162%	162%
75% conversion probability	181%	189%	189%
9/30/2013 Principal balance	$12,299,384.00	$22,342,707.00	$6,277,251
9/30/2013 Accrued interest balance	$-	$529,186	$2,216,522
Value per Flexible Monte Carlo technique	$0.00027765	$0.00028638	$0.00028638

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In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made.  We formally acknowledge that:

•	The adequacy and accuracy of the disclosure in filing is the responsibility of the Company.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any comments or questions that you may have regarding the foregoing at (303) 546-7946.

Sincerely,

NeoMedia Technologies, Inc.

By:	/s/ Laura Marriott
Laura Marriott
Chief Executive Officer

Enclosures

cc:	Tamara Tangen, Securities and Exchange Commission

Clayton Parker, K&L Gates LLP